UNITED STATES SECURITIES EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934 (Amendment No. )
 FUEGO ENTERTAINMENT   (Name of Issuer)
Common Stock,  (Title of Class of Securities)
359518107   (CUSIP Number)
February 12, 2010 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
 [ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Continued on following pages Page 1 of 9 Pages


SCHEDULE 13G/A
CUSIP No.: 359518107
1. Names of Reporting Persons. AES CAPITAL PARTNERS, LP. Identification Nos. of above persons (entities only):
2. Check the Appropriate Box if a Member of a Group (a) [] (b) [ ]
3. SEC Use Only ...............................................
4. Citizenship or Place of Organization NEW YORK STATE
5. Sole Voting Power 1,998,678
6. Shared Voting Power NONE
7. Sole Dispositive Power AS ABOVE
8. Shared Dispositive Power NONE
9. Aggregate Amount Beneficially Owned by Each Reporting Person:
 1,998,678
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9)
 4.99% based on 40,075,186 shares, fully diluted.
12. Type of Reporting Person: LIMITED PARTNERSHIP


 SCHEDULE 13G CUSIP No.: 359518107					Page 3 of  Pages
Item 1(a). Name of Issuer: FUEGO Enterprises  (the "Issuer)
Item 1(b). Address of Issuer's Principal Executive Offices:
8010 NW 156TH TERRACE, MIAMI LAKES, FL  33018
2(a). Name of Person Filing: AES CAPITAL PARTNERS,LP
Item 2(b). Address of Principal Business Office or, if None, Residence:
17 Peter Beet Drive, Cortlandt Manor, NY  10567
Item 2(c). Citizenship: INCORPORTATED IN NY STATE
Item 2(d). Title of Class of Securities: Common Stock,
Item 2(e). CUSIP Number: 359518107
Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b)
or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment
Company Act.
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act.
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(g) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership:
(a) Amount beneficially owned: 1,998,678
(b) Percent of class:
4.99%, based on 40,075,186 shares, issued and outstanding.
(c) Number of shares as to which such person has:
(i) Sole power to vote:  ALL OF THE ABOVE
(ii) Shrared power to vote or to direct the vote
(iii) Sole power to dispose or to direct hte disposition of: ALL OF THE ABOVE
(iv) Shared power to dispose or direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class:
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [X].
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group: Not applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
					SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 22, 2010
Anthony Santelli
President of AES Capital Management, LLC, the General Partner